Exhibit 99.10

FILED BY SEDAR

July 23, 2007

Ontario Securities Commission (Principal Regulator)

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Autorité des marchés financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

Re:          Yamana Gold Inc. (the “Company”)

This letter is being filed as the consent of Pierre Lacombe, Eng. of AMEC Americas Ltd. to being named in the Offer to Purchase and Circular dated July 20, 2007 (the “Take-Over Bid Circular”) of the Company and to the inclusion of reference to the following report (the “Report”) and extracts from or a summary of the Report in the written disclosure contained in the Take-over Bid Circular by way of incorporation by reference of the Company’s Annual Information Form for the year ended December 31, 2006 (the “AIF”):

“Sao Vicente Technical Report for an Open Pit, Gravity Concentration and Heap Leach Project in Brazil.”

I hereby confirm that I have read the written disclosure of the Report, dated November 2006, and was found in conformity, to the extent of our participation in the preparation of its Section 5, Volume IIA, which mostly relied on design criteria dictated by the Company.  Said disclosure and extracts from or a summary of the Report contained in the Take-Over Bid Circular by way of incorporation by reference of the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or, within my knowledge, as a result of the services performed by me in connection with the Report.

Sincerely,

“Pierre Lacombe”

Pierre Lacombe, Eng.

AMEC Americas Ltd.